EXHIBIT 12

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the years as shown.

	2001	2000	1999	1998	1997

Net earnings	$28,963,548	$38,250,664	$35,311,517	$32,441,198	$30,384,643

Fixed charges:
Interest on indebtedness	25,360,505	26,913,436	22,109,567	13,444,646	11,477,929
Amortization of discount relating to indebtedness	107,200	93,600	55,758	15,244	-
Amortization of treasury lock gain	(515,299)	(478,846)	(245,388)	-	-
Amortization of deferred charges	805,707	804,388	723,310	710,491	825,014

	25,758,113	27,332,578	22,643,247	14,170,381	12,302,943

Net earnings before fixed charges	$54,721,661	$65,583,242	$57,954,764	$46,611,579	$42,687,586

Divided by fixed charges:
Fixed charges	$25,758,113	$27,332,578	$22,643,247	$14,170,381	$12,302,943
Capitalized and deferred interest	451,624	646,897	1,111,165	1,111,615	133,202

	$26,209,737	$27,979,475	$23,754,412	$15,281,996	$12,436,145

Ratio of net earnings to fixed charges	2.09	2.34	2.44	3.05	3.43

Advisor acquisition costs	$12,581,769	$1,521,063	$9,824,172	$5,501,343	$-

Net earnings after advisor acquisition costs and fixed charges (1)	$67,303,430	$67,104,305	$67,778,936	$52,112,922	$42,687,586

Ratio of net earnings after advisor acquisition costs to fixed charges(1)	2.57	2.40	2.85	3.41	3.43

(1) The Company's revolving line of credit and notes payable convenants provide for fixed charge coverage ratios to be calculated before Advisor Acquisition Costs.